Exhibit 34.2

ERNST & YOUNG	Ernst & Young Centre 680 George Street Sydney NSW 2000 Australia GPO Box 2646 Sydney NSW 2001	Tel 61 2 9248 5555 Fax 61 2 9248 5959

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Securitisation Advisory Services Pty Limited

We have examined management's assertion, included in the accompanying Management's Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that Securitisation Advisory Services Ply Limited (the Company) complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission's Regulation AB for the Residential Mortgage Loans Platform (the Platform) as of and for the period from 27 February 2007 (date of issuance of the Medallion Trust Series 2007-1G) through 30 June 2007, except for criteria 1122(d)(1)(ii)-(iv), 1122(d)(2)(iv)-(vi), 1122(d)(4)(i)-(ii), 1122(d)(4)(iv)-(xiii), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Medallion Trust Series 2007-1G is the only asset-backed transaction and security defined by management as constituting the Platform. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included selection of a sample of transactions and compliance activities related to the Platform during the examination period, and determining whether the Company processed those transactions and performed those activities in compliance with the servicing criteria. Furthermore, our testing of the selected transactions and compliance activities was limited to calculations, reports, and activities performed by the Company during the period covered by this report. Our procedures did not include determining whether errors may have occurred prior to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

In our opinion, management's assertion that the Company complied with the aforementioned servicing criteria as of and for the period 27 February 2007 through 30 June 2007 for the Residential Mortgage Loans Platform is fairly stated, in all material respects.

/s/ Ernst & Young

Ernst & Young
Sydney

Liability limited by a scheme approved under
Professional Standards Legislation